LEGACY EDUCATION INC.

701 W Avenue K Suite 123

Lancaster, CA 93534

October 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Legacy Education Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 17, 2021
CIK No. 0001836754

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Legacy Education Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 13, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

DRS Amendment No. 2 filed on Form S-1

Unaudited Pro Forma Condensed Combined Financial Information, page 9

1.	We note the pro forma balance sheet is as of June 30, 2021 however, your pro forma statement of operations is for the twelve months ended June 30, “2020.” When you provide your pro forma information please provide the statement of operations for the most recent fiscal year. Reference is made to Rule 11-02(c)(2) of Regulation S-X. Also, ensure that Asher’s statement of operations for the most recent fiscal year is brought up to within one quarter of the Company’s. Reference is made to Rule 11-02(c)(3) of Regulation S-X.

RESPONSE:	The Company has revised the Registration Statement to provide a pro forma statement of operations for the twelve months ended June 30, 2021. Please note that the pro forma adjustment amounts (transaction and management) have been left blank. At this time, the Company is currently in the process of preparing the pro forma adjustments, potentially including management’s adjustments, but wanted to include the updated language for the Staff’s review. The Company will complete the required information in its next filing.

2.	We note your pro forma adjustments will “give effect to events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) with respect to the Pro Forma Statement of Operations, expected to have a continuing impact on [y]our results of operations after the closing of the transaction.” Effective January 1, 2021 those three criteria were significantly changed and replaced with a new category of adjustments – transaction accounting adjustments. Please confirm you will prepare your pro forma information consistent with the amended requirements in SEC Release 33-10786, including nonrecurring items.

RESPONSE:	The Company has revised the Registration Statement such that the information presented is consistent with the amended requirements in SEC Release 33-10786.

3.	Please provide historical and pro forma basic and diluted per share amounts consistent with the guidance in Rules 11-02(a)(9)(i) and (ii) of Regulation S-X.

RESPONSE:	The Company has revised the Registration Statement to provide historical and pro forma basic and diluted per share amounts consistent with the guidance in Rules 11-02(a)(9)(i) and (ii) of Regulation S-X.

4.	We note you have identified Legacy Education Inc. as the accounting acquirer. Please explain to us and revise your disclosure to give insight into how the accounting acquirer was determined. Your response should consider the guidance in ASC 805-10-55-10 through 55-15.

RESPONSE:

In determining the accounting acquirer, the Company considered the guidance in ASC 805-10-55-10 through 55-15 and determined that the following factors point to the Company being the accounting acquirer:

Voting Rights, Minority Voting Interests, Composition of the Board of Directors, Composition of Management, Terms of the Exchange, and Entity Initiating the Combination.

The following factors point to Asher being the accounting acquirer:

Size of the entity.

The Company has determined based on its analysis that it is the accounting acquirer under ASC 805 based on the preceding factors.

The Company has revised the Registration Statement disclosure to reflect such conclusion.

5.	We note inclusion of the column pro forma “Post IPO.” Please clarify for us if you intend to give pro forma effect to events in connection with your Initial Public Offering. If not, please explain. Reference is made Rule 11-01(a)(8) of Regulation S-X.

RESPONSE:	The Company has revised the Registration Statement to exclude the “Post IPO” in the stand alone pro forma presentation.

Financial Statements, page F-1

6.	Please file the required financial statements for Legacy Education Inc.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

MDDV, Inc, and Subsidiary

Report of Independent Registered Public Accounting Firm, page F-30

7.	Please have your auditor sign their report. See Rule 2-02 of Regulation S-X.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Sincerely,

Legacy Education Inc.

/s/ LeeAnn Rohmann
By: LeeAnn Rohmann
Title: Chief Executive Officer